                    Supplement dated September 25, 2000 to
         Purchase Offer and Consent Solicitation dated August 7, 2000

                          Offer to Purchase for Cash
           All Outstanding Units of Limited Partnership Interest in
                 COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                                      for
         $147,959 Per Unit (or a Net Amount per Unit of Approximately
           $119,000 after Payment of Court-Awarded Attorneys' Fees)
                                      by
                             CBM II HOLDINGS LLC,
                     a wholly owned indirect subsidiary of
                            CBM JOINT VENTURE LLC,
                            a joint venture between
          MI CBM INVESTOR LLC (a wholly owned indirect subsidiary of
                       MARRIOTT INTERNATIONAL, INC.) and
                       ROCKLEDGE HOTEL PROPERTIES, INC.
                                      and
    Solicitation of Consents to a Merger and Amendments to the Partnership
                                   Agreement

                               ----------------

 THE PURCHASE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 29, 2000, UNLESS THE PURCHASE OFFER IS FURTHER EXTENDED (AS SO EXTENDED, THE "EXPIRATION DATE").


                               ----------------

   The following information amends and supplements the Purchase Offer and Consent Solicitation dated August 7, 2000 (the "Original Purchase Offer and Consent Solicitation") furnished to holders ("Unitholders") of units of limited partnership interest ("Units") in Courtyard by Marriott II Limited Partnership (the "Partnership") pursuant to the terms of a settlement agreement (the "Settlement Agreement") relating to the settlement (the "Settlement") of class action litigation described in the Original Purchase Offer and Consent Solicitation. This Supplement, dated September 25, 2000, to the Original Purchase Offer and Consent Solicitation (this "Supplement"), provides information with respect to the expiration of the Purchase Offer and the period during which Unitholders may submit and revoke consents to the Merger (as defined) and the Amendments (as defined).

   The Purchaser has extended its offer (the "Purchase Offer") to purchase all of the issued and outstanding Units (other than Units owned by the Partnership's general partner) at a price of $147,959 per Unit (or a pro rata portion thereof) in cash, or a net amount per Unit of approximately $119,000 after payment of court-awarded attorneys' fees and expenses, upon the terms and subject to the conditions set forth in the Original Purchase Offer and Consent Solicitation, to 12:00 midnight, New York City time, on Friday, September 29, 2000. The solicitation period (the "Solicitation Period"), which is the time during which Unitholders may vote for or against the merger of a subsidiary of the Purchaser into the Partnership (the "Merger") and certain amendments to the Partnership's partnership agreement (the "Amendments"), as described in detail in the Original Purchase Offer and Consent Solicitation, currently expires at 12:00 midnight, New York City time, on Friday, September 29, 2000, unless extended. The Purchaser is hereby amending the Original Purchase Offer and Consent Solicitation so that, effective immediately after 12:00 midnight, New York City time, on September 29, 2000, the end of the Solicitation Period will no longer be required to coincide with the Expiration Date. Effective immediately after 12:00 midnight, New York City time, on September 29, 2000, the Expiration Date and the end of the Solicitation Period may be extended to the same date or different dates, or not at all. The Purchaser is hereby amending the Original Purchase Offer and Consent Solicitation to clarify that, as provided in an order by the Court and as set forth in the "Notice of Pendency and Settlement of Claim and Derivative Action Related to Courtyard by Marriott II LP" which was distributed by counsel to the class action plaintiffs with the Original Purchase Offer and Consent Solicitation, the period during which Unitholders may opt out of the Settlement has expired.

   The Settlement will not be consummated unless the Court approves the fairness of the Settlement (including the terms and conditions of the Purchase Offer, the Merger and the Amendments) at a final approval hearing, which is scheduled for September 28, 2000, at which Unitholders who have not opted out of the Settlement and who have timely filed the proper documents with the Court have the right to appear. See the "Notice of Pendency and Settlement of Claim and Derivative Action Related to Courtyard by Marriott II LP and Final Approval Hearing," which was distributed by counsel to the class action plaintiffs with the Original Purchase Offer and Consent Solicitation, for a description of the procedures that must be followed in order to appear at the hearing.

   In addition to Court approval, consummation of the Purchase Offer and the Merger is conditioned upon, among other things, (1) not more than ten percent of the units of limited partnership interests in Courtyard by Marriott Limited Partnership (other than units held by the persons named as insiders in the Settlement Agreement (the "Insiders")) being held by holders who have elected to opt out of the Settlement (which condition may be waived as to either partnership by the Purchaser) and (2) prior to the Expiration Date, the holders of a majority of the outstanding Units (other than Units held by the Partnership's general partner and other affiliates) having submitted valid written consents to the Merger and to the Amendments. The condition that holders of not more than ten percent of the units of limited partnership interest in any of the partnerships involved in the Settlement shall have opted out has been satisfied (other than with respect to Courtyard by Marriott Limited Partnership). See "Special Factors--Conditions of the Purchase Offer and the Merger" in the Original Purchase Offer and Consent Solicitation for a description of the other conditions to the Purchase Offer and Merger.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the fairness or merits of such transaction or passed upon the accuracy or adequacy of the disclosure contained in this document. Any representation to the contrary is a criminal offense.

   LIMITED PARTNERS WHO HAVE PREVIOUSLY CONSENTED TO THE MERGER AND THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT AND WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR UNITS PURSUANT TO THE PURCHASE OFFER NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER THEIR UNITS OR CONSENT TO THE MERGER AND THE AMENDMENTS.

   This Supplement should be read in conjunction with the Original Purchase Offer and Consent Solicitation. Except as set forth in this Supplement or to the extent inconsistent with this Supplement, the terms and conditions previously set forth in the Original Purchase Offer and Consent Solicitation remain applicable in all respects to the Purchase Offer and the consent solicitation. The Original Purchase Offer and Consent Solicitation, this Supplement and the related Proof of Claim, Assignment and Release contain important information and should be read carefully in their entirety before any decision is made with respect to the Purchase Offer or the consent solicitation. Terms used but not defined in this Supplement have the meanings set forth in the Original Purchase Offer and Consent Solicitation.

   This Supplement, dated September 25, 2000, is being mailed to Unitholders on or about September 25, 2000.

                          Extension of Expiration Date

   The Purchaser has extended the Purchase Offer and withdrawal rights to 12:00 midnight, New York City time, on Friday, September 29, 2000, unless and until the Purchaser, in its sole discretion, elects to further extend the period of time during which the Purchase Offer is open. The Purchaser is hereby amending the Original Purchase Offer and Consent Solicitation to clarify that, as provided in an order by the Court and as set forth in the "Notice of Pendency and Settlement of Claim and Derivative Action Related to Courtyard by Marriott II LP" which was distributed by counsel to the class action plaintiffs with the Original Purchase Offer and Consent Solicitation, the period during which Unitholders may opt out of the Settlement has expired.

                        Extension of Solicitation Period

   The Solicitation Period has been extended to 12:00 midnight, New York City time, on Friday, September 29, 2000, unless and until the Partnership's general partner, in its sole discretion, elects to further extend the period of time during which the Solicitation Period is open. If at 12:00 midnight, New York City time, on Friday, September 29, 2000, the Merger and the Amendments have received the approval of holders of a majority of the outstanding Units (excluding Units held by the Partnership's general partner and its affiliates) and if the end of the Solicitation Period is not further extended, the Solicitation Period will expire, and both the Merger and the Amendments will have been approved by the Unitholders and will be consummated, subject to satisfaction or waiver (if waivable) of the conditions to consummation of the Purchase Offer and the Merger. The Purchaser is hereby amending the original Purchase Offer and Consent Solicitation so that, effective immediately after 12:00 midnight, New York City time, on September 29, 2000, the end of the Solicitation Period will no longer be required to coincide with the Expiration Date. Effective immediately after 12:00 midnight, New York City time, on September 29, 2000, the Expiration Date and the end of the Solicitation Period may be extended to the same date or different dates, or not at all. The Partnership's general partner may extend the Solicitation Period by giving oral or written notice of such extension to GEMISYS Corporation, the Claims Administrator, and by making a public announcement thereof in the same manner as required for an extension of the Purchase Offer (as described in the Original Purchase Offer and Consent Solicitation), but any such extension of the Solicitation Period may, but need not, coincide with a further extension of the Expiration Date of the Purchase Offer.

   All properly executed Consent Forms that are received by the Claims Administrator and not revoked before the expiration of the Solicitation Period will become binding and irrevocable after the expiration of the Solicitation Period. If you have not yet submitted a valid Consent Form and wish to do so now, or if you have previously submitted a valid Consent Form and you now wish to change your vote, you should follow the procedures set forth in the Original Purchase Offer and Consent Solicitation under the heading "The Written Consents--Voting and Revocation of Consents."

   Questions and requests for assistance concerning (1) how to complete the Consent Form or the Proof of Claim, Assignment and Release, (2) where to remit the Consent Form or the Proof of Claim, Assignment and Release, or (3) obtaining additional copies of this Supplement, the Original Purchase Offer and Consent Solicitation, the Proof of Claim, Assignment and Release and the Consent Form and other Purchase Offer and Consent Solicitation materials should be directed to the Claims Administrator at its address and telephone number listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Purchase Offer or the Merger. Substantive questions concerning the Consent Form and the Proof of Claim should be directed to David Berg or Jim Moriarty, counsel to the class action plaintiffs. Mr. Berg's telephone number is (713) 529-5622 and Mr. Moriarty's telephone number is (713) 528-0700.

   Facsimile copies of the PINK Proof of Claim that was sent to you with the Original Purchase Offer and Consent Solicitation will be accepted. The YELLOW Consent Form, which was sent to you with the Original Purchase Offer and Consent Solicitation, properly completed, dated and duly executed, may be returned to the Claims Administrator in the envelope with pre-paid postage previously provided to you. Facsimile copies of the YELLOW Consent Form, properly completed, dated and duly executed, will also be accepted. Consent Forms transmitted via facsimile will be deemed to have been received and dated on the date they are actually received by GEMISYS. The Proof of Claim, Assignment and Release and the Consent Form, and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Claims Administrator, at the address set forth below.

 The Claims Administrator for the Purchase Offer and Consent Solicitation is:

                              GEMISYS Corporation

      By Mail, Hand or Overnight Delivery:             Facsimile Transmission:
          Attention: Proxy Department                       303-705-6171
           7103 South Revere Parkway                         Telephone:
            Englewood, CO 80112-9523                       (800) 326-8222

   Limited partners who have previously consented to the Merger and the Amendments and have validly tendered and not withdrawn their Units pursuant to the Purchase Offer need not take any further action in order to tender their Units or consent to the Merger and the Amendments.